DRYCLEAN-USA
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                                     290 N.E. 68TH STREET o MIAMI, FLORIDA 33138
                                  TELEPHONE: (305) 754-9966 o FAX (305) 754-8010


                                 March 15, 2005

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

       Re:   DRYCLEAN USA, Inc. (the "Company")
             Form 10-K for the fiscal year ended June 30, 2004
             Form 10-Q for the quarters ended September 30 and December 31, 2004 File No. 1-14757

Ladies and Gentlemen:

         Reference is made to your letter dated March 2, 2005 to the Company in which the Staff of the Securities and Exchange Commission has requested certain information with regard to the section entitled "Summary of Accounting Policies
- Revenue Recognition" on page 21 of the Company's Annual Report on Form 10-KSB for its fiscal year ended June 30, 2004. In response to the Staff's request:

         Section 9 of the "Additional Terms and Conditions" of the Company's Standard Sales Order Form for equipment sales reads as follows:

                  "9. Purchaser shall pay all freight, cartage and handling charges from the factory where the machinery and equipment have been manufactured. The risk of loss or damage from time of shipment of the machinery and equipment shall be borne by the Purchaser when the goods are tendered to the carrier. The same shall hold forth whether Seller delivers the goods to a common carrier, an independent contractor or transport service whether provided by Seller or Purchaser."

         Accordingly, whether equipment sold is shipped FOB from the Company's warehouse or FOB factory, risk of loss and title passes immediately upon delivery to the common carrier for delivery to the Company's customer, at which time the Company records the sale.

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         While the Company's standard parts invoice does not presently cover terms of shipment, the Company is reprinting this invoice to specifically reflect its standard custom and practice of shipping replacement parts FOB origin. The Company has not sought an opinion of counsel with respect to the sale of replacement parts.

         In order to clarify its shipment terms, the Company proposes to modify the first sentence under "Summary of Accounting Policies - Revenue Recognition" in its Annual Report on Form 10-KSB to read as follows:

                  "Equipment and replacement parts are generally shipped FOB from the Company's warehouse or drop shipped FOB factory at which time risk of loss and title passes to the purchaser and the sale is recorded."

         Since the Company is not changing its policy, but rather is merely clarifying its policy, the Company intends to reflect this revised language only in its Annual Reports on Form 10-KSB commencing with its Report for the year ending June 30, 2005 (the Company does not repeat the accounting principles used by it in its Quarterly Reports on Form 10-QSB).

         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to disclosure in response to staff comments in its filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any additional comments or questions, please feel free to communicate with me or Michael Steiner.

                                           Very truly yours,

                                           /s/ Venerando J. Indelicato
                                           Venerando J. Indelicato,
                                           Treasurer and Chief Financial Officer

cc:      Michael S. Steiner